Exhibit 99.1

Höegh LNG Partners LP Reports Financial Results for the Quarter Ended March 31, 2020

HAMILTON, Bermuda, May 28, 2020 /PRNewswire/ — Höegh LNG Partners LP (NYSE: HMLP) (the "Partnership") today reported its financial results for the quarter ended March 31, 2020.

Highlights

•	Implemented measures to mitigate the risks from the COVID-19 pandemic and ensure the health and safety of our crews and staff, whose wellbeing are our highest priority
•	No reported cases of COVID-19; 100% availability of FSRUs for the first quarter of 2020
•	Reported time charter revenues of $36.7 million for the first quarter of 2020, compared to $36.1 million of time charter revenues for the first quarter of 2019
•	Generated operating income of $13.4 million, net income of $5.5 million and limited partners' interest in net income of $1.8 million for the first quarter of 2020 compared to operating income of $22.7 million, net income of $14.1 million and limited partners' interest in net income of $10.8 million for the first quarter of 2019
•	Operating income, net income and limited partners’ interest in net income were impacted by higher unrealized losses on derivative instruments for the first quarter of 2020 compared with the first quarter of 2019 mainly on the Partnership's share of equity in earnings (losses) of joint ventures
•	Excluding the impact of unrealized losses on derivative instruments for the first quarter of 2020 and 2019 impacting the equity in earnings (losses) of joint ventures, operating income would have been $25.2 million for both the three months ended March 31, 2020 and 2019
•	Generated Segment EBITDA[1] of $36.1 million for both the first quarter of 2020 and 2019
•	On April 30, 2020, entered a lease and maintenance agreement (the “Subsequent Charter”) with a subsidiary of Höegh LNG for the time charter of the Höegh Gallant. The Subsequent Charter commenced on May 1, 2020 and expires on July 31, 2025
•	On May 15, 2020, paid a $0.44 per unit distribution on common units with respect to the first quarter of 2020, equivalent to $1.76 per unit on an annualized basis
•	On May 15, 2020, paid a $0.546875 per unit distribution on the 8.75% Series A cumulative redeemable preferred units ("Series A preferred units") for the period commencing on February 15, 2020 to May 14, 2020, equivalent to $2.1875 per unit on an annualized basis

Steffen Føreid, Chief Executive Officer and Chief Financial Officer stated: “We have implemented measures to mitigate the risks from the COVID-19 pandemic and ensure the health and safety of our crews and staff, whose wellbeing are our highest priority. All our crew and staff have continued to work hard to deliver what is required in these unprecedented circumstances caused by the COVID-19 pandemic. As a result, Höegh LNG Partners delivered consistent operational excellence and achieved 100% availability of our FRSUs, ensuring strong distribution coverage from our long-term, fixed-rate contracts. With the execution of our 5-year option for the Höegh Gallant during the quarter, we have further ensured the long-term stability of the partnership’s cash flows. With more than 9 years of average remaining contracted duration, Höegh LNG Partners is well positioned to continue providing our unitholders with predictable distributions.”

1 Segment EBITDA is a non-GAAP financial measure used by investors to measure financial and operating performance. Please see Appendix A for a reconciliation of Segment EBITDA to net income, the most directly comparable GAAP financial measure.

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Financial Results Overview

Effective January 1, 2020, the Partnership adopted the new accounting standard, Financial Instruments — Credit Losses: Measurement of Credit Losses on Financial Instruments, with recognition of a net decrease to retained earnings of $0.16 million as of January 1, 2020 for the cumulative effect of adopting the new standard. The cumulative effect includes allowances for expected credit losses related to the net investment in financing lease and trade receivables. For the three months ended March 31, 2020, there was no change in the allowance for expected credit losses.

The Partnership reported net income for the three months ended March 31, 2020 of $5.5 million, a decrease of $8.6 million from net income of $14.1 million for the three months ended March 31, 2019. Net income was impacted by higher unrealized losses on derivative instruments for the first quarter of 2020 compared with the first quarter of 2019, mainly on the Partnership’s share of equity in earnings (losses) of joint ventures. Excluding the impact of all of the unrealized gains and losses on derivative instruments, net income for the three months ended March 31, 2020 would have been $17.3 million, an increase of $0.6 million from $16.7 million for the three months ended March 31, 2019. Excluding the unrealized losses on derivative instruments, the lower results from equity in earnings of joint ventures for the three months ended March 31, 2020 were largely offset by the increase in time charter revenue and lower vessel operating expenses. In addition, the impact of lower interest expense, other financial items, net and income tax expense for the three months ended March 31, 2020 more than offset the negative variance from the gain on debt extinguishment for the three months ended March 31, 2019. The main reason for the decrease in income tax expense was the reduction of the tax rate in Indonesia which was enacted on March 31, 2020. The effect of changes in tax rates on deferred tax assets and liabilities is recognized at the date of enactment.

Preferred unitholders’ interest in net income was $3.7 million for the three months ended March 31, 2020, an increase of $0.3 million from $3.4 million for the three months ended March 31, 2019 due to additional Series A preferred units issued as part of the at-the-market ("ATM") program. Limited partners' interest in net income was $1.8 million for the three months ended March 31, 2020, a decrease of $9.0 million from limited partners' interest in net income of $10.8 million for the three months ended March 31, 2019. Excluding the impact of all of the unrealized gains and losses on derivative instruments, limited partners’ interest in net income for the three months ended March 31, 2020 would have been $13.7 million, an increase of $0.4 million from $13.3 million for the three months ended March 31, 2019.

All the vessels had full availability and were on-hire for the entire first quarter of 2020 and 2019.

On April 30, 2020, the Partnership entered the Subsequent Charter with a subsidiary of Höegh LNG for the time charter of the Höegh Gallant. The Subsequent Charter provides for a daily charter rate equal to 90% of the rate payable under the previous charter for the Höegh Gallant, subject to certain adjustments for avoided or incremental cost. The Subsequent Charter commenced on May 1, 2020 and expires July 31, 2025, securing the Partnership a long-term contract for the Höegh Gallant.

Equity in losses of joint ventures for the three months ended March 31, 2020 was $10.0 million, a decrease of $10.4 million from equity in earnings of joint ventures of $0.4 million for the three months ended March 31, 2019. The joint ventures own the Neptune and the Cape Ann. Unrealized losses on derivative instruments in the joint ventures significantly impacted the equity in earnings (losses) of joint ventures for the three months ended March 31, 2020 and 2019. The joint ventures do not apply hedge accounting for interest rate swaps and all changes in fair value are included in equity in earnings (losses) of joint ventures. Excluding the unrealized losses for the three months ended March 31, 2020 and 2019, the equity in earnings of joint ventures would have been $1.7 million for the three months ended March 31, 2020, a decrease of $1.2 million compared to equity in earnings of joint ventures of $2.9 million for the three months ended March 31, 2019. The decrease primarily relates to higher charterer project costs, the majority of which are expected to qualify for reimbursements from the charterer in future periods.

For additional information on the boil-off claim related to the time charters of the joint ventures refer to “Financing and Liquidity” below.

Operating income for the three months ended March 31, 2020 was $13.4 million, a decrease of $9.3 million from operating income of $22.7 million for the three months ended March 31, 2019. Excluding the unrealized losses on derivative instruments impacting the equity in earnings (losses) of joint ventures for the three months ended March 31, 2020 and 2019, operating income would have been $25.2 million for each of the three months ended March 31, 2020 and 2019.

Segment EBITDA1 was $36.1 million for the three months ended March 31, 2020 and 2019.

Financing and Liquidity

As of March 31, 2020, the Partnership had cash and cash equivalents of $27.7 million. As of May 28, 2020, the Partnership had an undrawn balance of $14.7 million on the $63 million revolving credit tranche of the $385 million facility and an undrawn balance of $80.3 million on the $85 million revolving credit facility with Höegh LNG, respectively. Current restricted cash for operating obligations of the PGN FSRU Lampung was $5.8 million and long-term restricted cash required under the Lampung facility was $12.5 million as of March 31, 2020.

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The Partnership’s book value and outstanding principal of total long-term debt was $455.3 million and $463.9 million, respectively, as of March 31, 2020, including long-term debt financing for the PGN FSRU Lampung (the "Lampung facility"), the $385 million facility and the $85 million revolving credit facility.

As of March 31, 2020, the Partnership's total current liabilities exceeded total current assets by $10.4 million. This is partly a result of the current portion of long-term debt of $44.7 million being classified as current while restricted cash of $12.5 million associated with the Lampung facility is classified as long-term. The current portion of long-term debt reflects principal payments for the next twelve months which will be funded, for the most part, by future cash flows from operations. The Partnership does not intend to maintain a cash balance to fund the next twelve months' net liabilities.

The Partnership believes its current resources, including the undrawn balances under the $85 million revolving credit facility and the $63 million revolving credit facility, are sufficient to meet the Partnership's working capital requirements for its business for the next twelve months.

As of March 31, 2020, the Partnership has no material commitments for capital expenditures. However, the joint ventures had an accrual for boil-off claims under the time charters totaling $23.7 million as of March 31, 2020. The Partnership’s 50% share of the accrual was $11.9 million as of March 31, 2020. In February 2020, each of the joint ventures and the charterer reached a commercial settlement addressing all the past and future claims. The final settlement and release agreements were signed on and had an effective date of April 1, 2020. Among other things, the settlement provides that 1) the boil-off claim, up to the signature date of the settlement agreements, will be settled for an aggregate amount of $23.7 million, paid in instalments during 2020, 2) the costs of the arbitration tribunal will be equally split between the two parties and each party will settle its legal and other costs, 3) the joint ventures have or will implement technical upgrades on the vessels at their own cost to minimize boil-off, and 4) the relevant provisions of the time charters were amended regarding the computation and settlement of prospective boil-off claims. The first instalment of the settlement of $17.2 million was paid by the joint ventures in April 2020. The Partnership’s 50% share was $8.6 million. The joint ventures expect to pay the remaining instalment with accumulated cash balances on the joint venture’s respective balance sheets as at March 31, 2020 and with cash from operations in 2020.

The Partnership is indemnified by Höegh LNG for its share of the cash impact of the settlement, the arbitration costs and any legal expenses, the technical modifications of the vessels and any prospective boil-off claims or other direct impacts of the settlement agreement. On April 8, 2020, the Partnership was indemnified by Höegh LNG for its share of the joint ventures boil-off settlement payments by a reduction of $8.6 million on its outstanding balance on the $85 million revolving credit facility from Höegh LNG. The remaining amount of the indemnification for the boil-off claim will be settled when the amount is paid to the charterer.

As of March 31, 2020, the Partnership had outstanding interest rate swap agreements for a total notional amount of $353.5 million to hedge against the interest rate risks of its long-term debt under the Lampung facility and the $385 million facility. The Partnership applies hedge accounting for derivative instruments related to those facilities. The Partnership receives interest based on three-month US dollar LIBOR and pays fixed rates of 2.8% for the Lampung facility. The Partnership receives interest based on the three month US dollar LIBOR and pays a fixed rate of an average of approximately 2.8% for the $385 million facility.

The Partnership's share of the joint ventures is accounted for using the equity method. As a result, the Partnership's share of the joint ventures' cash, restricted cash, outstanding debt, interest rate swaps and other balance sheet items are reflected net on the lines “accumulated earnings in joint ventures” and “accumulated losses in joint ventures” on the consolidated balance sheet and are not included in the balance sheet figures disclosed above.

On February 15, 2020, the Partnership paid a quarterly cash distribution of $15.0 million, or $0.44 per common unit, with respect to the fourth quarter of 2019.

On February 17, 2020, the Partnership paid a cash distribution of $3.7 million, or $0.546875 per Series A preferred unit, for the period commencing on November 14, 2019 to February 14, 2020.

On April 8, 2020, the Partnership was indemnified by Höegh LNG for its share of the joint ventures boil-off settlement payments by a reduction of $8.6 million on its outstanding balance on the $85 million revolving credit facility from Höegh LNG.

On April 24, 2020, the Partnership drew $4.5 million under the $85 million revolving credit facility from Höegh LNG.

On May 15, 2020, the Partnership paid a cash distribution of $15.0 million, or $0.44 per common unit, with respect to the first quarter of 2020, equivalent to $1.76 per unit on an annualized basis.

On May 15, 2020, the Partnership paid a cash distribution of $3.7 million, or $0.546875 per Series A preferred unit, for the period commencing on February 15, 2020 to May 14, 2020.

From April 1, 2020 to May 25, 2020, no Series A preferred units or common units were sold under the ATM program. The Partnership sold 82,409 Series A preferred units and no common units under the ATM program in the first quarter of 2020.

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Outlook

The Höegh Gallant’s time charter with a subsidiary of Höegh LNG expired in April 2020. Pursuant to an option agreement, the Partnership had the right to cause Höegh LNG to charter the Höegh Gallant from the end of the prior charter until 2025. On February 27, 2020, the Partnership exercised the option. On April 30, 2020, the Subsequent Charter with a subsidiary of Höegh LNG for the Höegh Gallant was executed. The Subsequent Charter provides for a daily charter rate equal to 90% of the rate payable under the previous charter for the Höegh Gallant, subject to certain adjustments for avoided or incremental cost, which will reduce the Partnership’s future revenues and cash flows from the operation of the Höegh Gallant. The Subsequent Charterer commenced on May 1, 2020 and will expire in July 2025.

Höegh LNG’s ability to make payments to the Partnership under the indemnification for the boil-off settlement, the Subsequent Charter, and funding requests under the $85 million revolving credit facility may be affected by events beyond the control of Höegh LNG or the Partnership, including opportunities to obtain new employment for the Höegh Gallant and prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, Höegh LNG’s ability to meet its obligations to the Partnership may be impaired. If Höegh LNG is unable to meet its obligations to the Partnership under the indemnification for the boil-off settlement, the Subsequent Charter or meet funding requests, the Partnership’s financial condition, results of operations and ability to make cash distributions to unitholders could be materially adversely affected.

The recent outbreak of Coronavirus (COVID-19) has negatively affected economic conditions in many parts of the world which may impact the Partnership’s operations and the operations of its customers and suppliers. Although the Partnership’s operations have not been materially affected by the Coronavirus outbreak to date, the ultimate length and severity of the Coronavirus outbreak and its potential impact on the Partnership’s operations and financial condition is uncertain at this time. The Partnership believes its primary risk and exposure related to uncertainty of cash flows from its long-term time charter contracts is due to the credit risk associated with the individual charterers. Payments are due under time charter contracts regardless of the demand for the charterer’s gas output or the utilization of the FSRU. It is therefore possible that charterers may not make payments for time charter services in times of reduced demand. Furthermore, should there be an outbreak of the Coronavirus on board one of the Partnership’s FSRUs or an inability to replace critical supplies or replacement parts due to disruptions to third-party suppliers, adequate crewing or supplies may not be available to fulfill the Partnership’s obligations under its time charter contracts. This could result in off-hire or warranty payments under performance guarantees which would reduce revenues for the impacted period. To date, the Partnership has mitigated the risk of an outbreak of the Coronavirus on board its vessels by extending time between crew rotations on the vessels. Plans have been developed to return to more normal crew rotation schedules. However, the Partnership expects that it will incur somewhat higher crewing expenses to ensure appropriate mitigation actions are in place to minimize risks of outbreaks. In addition, if financial institutions providing the Partnership’s interest rate swaps or lenders under the revolving credit facility are unable to meet their obligations, the Partnership could experience a higher interest expense or be unable to obtain funding. If the Partnership’s charterers or lenders are unable to meet their obligations under their respective contracts or if the Partnership is unable to fulfill its obligations under time charters, its financial condition, results of operations and ability to make cash distributions to unitholders could be materially adversely affected. The Partnership does not have long term debt maturing in the next twelve months. However, the Lampung facility must be refinanced in October 2021. Should the Partnership be unable to obtain refinancing for the Lampung facility in 2021, it may not have sufficient funds or other assets to satisfy all its obligations, which would have a material adverse effect on its business, results of operations and financial condition.

Pursuant to the omnibus agreement that the Partnership entered into with Höegh LNG at the time of the initial public offering, Höegh LNG is obligated to offer to the Partnership any floating storage and regasification unit (“FSRU”) or LNG carrier operating under a charter of five or more years.

Höegh LNG is actively pursuing the following projects that are subject to a number of conditions, outside its control, impacting the timing and the ability of such projects to go forward. The Partnership may have the opportunity in the future to acquire the FSRUs listed below, when operating under a charter of five years or more, if one of the following projects is fulfilled:

•

On December 21, 2018, Höegh LNG announced that it had entered a contract with AGL Shipping Pty Ltd. (“AGL”), a subsidiary of AGL Energy Ltd., to provide an FSRU to service AGL’s proposed import facility in Victoria, Australia. The contract is for a period of 10 years and is subject to AGL’s final investment decision by the board of directors of AGL Energy Ltd. for the project and obtaining necessary regulatory and environmental approvals.

•

Höegh LNG has also won exclusivity to provide an FSRU for potential projects for Australian Industrial Energy ("AIE") at Port Kembla, Australia and for another company in the Asian market. Both projects are dependent on a variety of regulatory approvals or permits as well as final investment decisions.

Höegh LNG has four operating FSRUs, the Höegh Giant (HHI Hull No. 2552), delivered from the shipyard on April 27, 2017, the Höegh Esperanza (HHI Hull No. 2865), delivered from the shipyard on April 5, 2018, Höegh Gannet (HHI Hull No. 2909), delivered from the shipyard on December 6, 2018, and the Höegh Galleon (SHI Hull No. 2220), delivered from the shipyard on August 27, 2019. The Höegh Giant is operating on a three-year contract that commenced on February 7, 2018 with Gas Natural SGD, SA (“Gas Natural Fenosa”). The Höegh Esperanza is operating on a three-year contract that commenced on June 7, 2018 with CNOOC Gas & Power Trading and Marketing Ltd. (“CNOOC”) which has an option for a one-year extension. The Höegh Gannet serves on a 15 month LNGC contract with Naturgy. The Höegh Galleon operates on an interim LNGC contract with Cheniere Marketing International LLP (“Cheniere”) that commenced in September 2019.

Pursuant to the terms of the omnibus agreement, the Partnership will have the right to purchase the Höegh Giant, the Höegh Esperanza, the Höegh Gannet and the Höegh Galleon following acceptance by the respective charterer of the related FSRU under a contract of five years or more, subject to reaching an agreement with Höegh LNG regarding the purchase price.

There can be no assurance that the Partnership will acquire any vessels from Höegh LNG or of the terms upon which any such acquisition may be made.

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Presentation of First Quarter 2020 Results

A presentation will be held today, Thursday, May 28, 2020, at 08:30 A.M. (EST) to discuss financial results for the first quarter of 2020. The results and presentation material will be available for download at http://www.hoeghlngpartners.com.

The presentation will be immediately followed by a Q&A session. Participants will be able to join this presentation using the following details:

a. Webcast

https://www.webcaster4.com/Webcast/Page/942/34856

b. Teleconference

International call:	+1-412-542-4123
US Toll Free call:	+1-855-239-1375
Canada Toll Free call:	+1-855-669-9657

Participants should ask to be joined into the Höegh LNG Partners LP call.

There will be a Q&A session after the presentation. Information on how to ask questions will be given at the beginning of the Q&A session.

For those unable to participate in the conference call, a replay will be available from one hour after the end of the conference call until June 4, 2020.

The replay dial-in numbers are as follows:

International call:	+1-412-317-0088
US Toll Free call:	+1-877-344-7529
Canada Toll Free call:	+1-855-669-9658
Replay passcode:	10144225

Financial Results on Form 6-K

The Partnership has filed a Form 6-K with the SEC with detailed information on the Partnership's results of operations for the three months ended March 31, 2020, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and unaudited condensed interim consolidated financial statements. The Form 6-K can be viewed on the SEC's website: http://www.sec.gov and at HMLP's website: http://www.hoeghlngpartners.com.

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FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and the Partnership’s operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe,” “anticipate,” “expect,” “estimate,” “future,” “project,” “will be,” “will continue,” “will likely result,” “plan,” “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the Partnership’s control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to:

•	the effects of outbreaks of pandemic or contagious diseases, including the length and severity of the recent worldwide outbreak of COVID-19, including its impact on the Partnership’s business

•	market conditions and trends for floating storage and regasification units (“FSRUs”) and liquefied natural gas (“LNG”) carriers, including hire rates, vessel valuations, technological advancements, market preferences and factors affecting supply and demand of LNG, LNG carriers, and FSRUs;

•	the Partnership's distribution policy and ability to make cash distributions on the Partnership's units or any increases in the quarterly distributions on the Partnership's common units;

•	restrictions in the Partnership's debt agreements and pursuant to local laws on the Partnership's joint ventures' and subsidiaries' ability to make distributions;

•	the joint ventures’ ability to settle the boil-off claim;

•	the ability of Höegh LNG to meet its financial obligations to the Partnership pursuant to the Subsequent Charter, its guarantee and indemnification obligations, including in relation to the boil-off claim;

•	the Partnership's ability to compete successfully for future chartering opportunities;

•	demand in the FSRU sector or the LNG shipping sector; including demand for the Partnership's vessels;

•	the Partnership's ability to purchase additional vessels from Höegh LNG in the future;

•	the Partnership's ability to integrate and realize the anticipated benefits from acquisitions;

•	the Partnership's anticipated growth strategies; including the acquisition of vessels;

•	the Partnership's anticipated receipt of dividends and repayment of indebtedness from subsidiaries and joint ventures;

•	effects of volatility in global prices for crude oil and natural gas;

•	the effect of the worldwide economic environment;

•	turmoil in the global financial markets;

•	fluctuations in currencies and interest rates;

•	general market conditions, including fluctuations in hire rates and vessel values;

•	changes in the Partnership's operating expenses, including drydocking, on-water class surveys, insurance costs and bunker costs;

•	the Partnership's ability to comply with financing agreements and the expected effect of restrictions and covenants in such agreements;

•	the financial condition, liquidity and creditworthiness of the Partnership's existing or future customers and their ability to satisfy their obligations under the Partnership's contracts;

•	the Partnership's ability to replace existing borrowings, make additional borrowings and to access public equity and debt capital markets;

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•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	the Partnership's ability to perform under its contracts and maintain long-term relationships with its customers;

•	the Partnership's ability to leverage Höegh LNG's relationships and reputation in the shipping industry;

•	the Partnership's continued ability to enter into long-term, fixed-rate charters and the hire rate thereof;

•	the operating performance of the Partnership's vessels and any related claims by Total S.A. or other customers;

•	the Partnership's ability to maximize the use of its vessels, including the redeployment or disposition of vessels no longer under long-term charters;

•	the Partnership's ability to compete successfully for future chartering and newbuilding opportunities;

•	timely acceptance of the Partnership's vessels by their charterers;

•	termination dates and extensions of charters;

•	the cost of, and the Partnership's ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to its business;

•	the availability and cost of low sulfur fuel oil compliant with the International Maritime Organization (“IMO”) sulfur emission limit reductions generally referred to as “IMO 2020” that took effect January 1, 2020 and, absent the installation of expensive scrubbers, reduced the maximum allowable sulfur content for fuel oil used in the marine sector, including the Partnership’s vessels, from 3.5% to 0.5%;

•	economic substance laws and regulations adopted or considered by various jurisdictions of formation or incorporation of the Partnership and certain of its subsidiaries;

•	availability and cost of skilled labor, vessel crews and management, including possible disruptions caused by the COVID-19 outbreak;

•	the number of offhire days and drydocking requirements, including the Partnership's ability to complete scheduled drydocking on time and within budget;

•

the Partnership's general and administrative expenses as a publicly traded limited partnership and the Partnership's fees and expenses payable under the Partnership's ship management agreements, the technical information and services agreement and the administrative services agreements;

•	the anticipated taxation of the Partnership, its subsidiaries and affiliates and distributions to its unitholders;

•	estimated future maintenance and replacement capital expenditures;

•	the Partnership's ability to retain key employees;

•	customers' increasing emphasis on environmental and safety concerns;

•	potential liability from any pending or future litigation;

•	risks inherent in the operation of the Partnership's vessels including potential disruption due to accidents, political events, piracy or acts by terrorists;

•	future sales of the Partnership's common units, Series A preferred units and other securities in the public market;

•	the Partnership's business strategy and other plans and objectives for future operations;

•	the Partnership's ability to maintain effective internal control over financial reporting and effective disclosure controls and procedures; and

•	other factors listed from time to time in the reports and other documents that the Partnership files with the SEC, including the Partnership’s Annual Report on Form 20-F for the year ended December 31, 2019 and subsequent quarterly reports on Form 6-K.

All forward-looking statements included in this press release are made only as of the date of this release. New factors emerge from time to time, and it is not possible for the Partnership to predict all of these factors. Further, the Partnership cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. The Partnership does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in its expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

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HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED
STATEMENTS OF INCOME

(in thousands of U.S. dollars, except per unit amounts)

	Three months ended
	March 31,
	2020	2019
REVENUES
Time charter revenues	$36,686	$36,075
Other revenue	—	64
Total revenues	36,686	36,139
OPERATING EXPENSES
Vessel operating expenses	(5,507)	(5,893)
Administrative expenses	(2,428)	(2,576)
Depreciation and amortization	(5,282)	(5,323)
Total operating expenses	(13,217)	(13,792)
Equity in earnings (losses) of joint ventures	(10,047)	351
Operating income (loss)	13,422	22,698
FINANCIAL INCOME (EXPENSE), NET
Interest income	172	199
Interest expense	(6,511)	(6,836)
Gain (loss) on debt extinguishment	—	1,030
Other items, net	(647)	(1,047)
Total financial income (expense), net	(6,986)	(6,654)
Income (loss) before tax	6,436	16,044
Income tax expense	(962)	(1,910)
Net income (loss)	$5,474	$14,134
Preferred unitholders' interest in net income	3,668	3,364
Limited partners' interest in net income (loss)	$1,806	$10,770

Earnings per unit
Common unit public (basic and diluted)	$0.04	$0.31
Common unit Höegh LNG (basic and diluted)	$0.07	$0.34
Subordinated unit Höegh LNG (basic and diluted)	$—	$0.34

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HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED
BALANCE SHEETS

(in thousands of U.S. dollars)

	As of
	March 31,	December 31,
	2020	2019
ASSETS
Current assets
Cash and cash equivalents	$27,665	$39,126
Restricted cash	5,794	8,066
Trade receivables	5,000	735
Amounts due from affiliates	4,347	4,296
Inventory	463	463
Current portion of net investment in financing lease	4,652	4,551
Prepaid expenses and other receivables	3,466	2,534
Total current assets	51,387	59,771
Long-term assets
Restricted cash	12,515	12,627
Accumulated earnings of joint ventures	—	3,270
Advances to joint ventures	3,909	3,831
Vessels, net of accumulated depreciation	635,220	640,431
Other equipment	148	256
Intangibles and goodwill	16,203	17,108
Net investment in financing lease	273,056	274,353
Long-term deferred tax asset	216	217
Other long-term assets	972	936
Total long-term assets	942,239	953,029
Total assets	$993,626	$1,012,800

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HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED
BALANCE SHEETS

(in thousands of U.S. dollars)

	As of
	March 31,	December 31,
	2020	2019
LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	$44,660	$44,660
Trade payables	624	533
Amounts due to owners and affiliates	2,035	2,513
Value added and withholding tax liability	1,115	1,476
Derivative instruments	5,710	2,907
Accrued liabilities and other payables	7,615	11,164
Total current liabilities	61,759	63,253
Long-term liabilities
Accumulated losses of joint ventures	6,777	—
Long-term debt	401,729	412,301
Revolving credit facility due to owners and affiliates	8,932	8,792
Derivative instruments	24,436	12,028
Long-term tax liability	2,380	2,283
Long-term deferred tax liability	12,418	12,549
Other long-term liabilities	48	84
Total long-term liabilities	456,720	448,037
Total liabilities	518,479	511,290
EQUITY
8.75% Series A preferred units	166,607	164,482
Common units public	307,951	315,176
Common units Höegh LNG	33,728	39,795
Accumulated other comprehensive income (loss)	(33,139)	(17,943)
Total partners' capital	475,147	501,510
Total equity	475,147	501,510
Total liabilities and equity	$993,626	$1,012,800

10

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED
STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Three months ended March 31,
	2020	2019
OPERATING ACTIVITIES
Net income (loss)	$5,474	$14,134
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	5,282	5,323
Equity in losses (earnings) of joint ventures	10,047	(351)
Changes in accrued interest income on advances to joint ventures	(78)	(70)
Amortization of deferred debt issuance cost and fair value of debt assumed	592	476
Amortization in revenue for above market contract	905	895
(Gain) loss on debt extinguishment	—	(1,030)
Changes in accrued interest expense	(40)	2,806
Receipts from repayment of principal on financing lease	1,101	1,008
Unrealized foreign exchange losses (gains)	(27)	(2)
Gain (loss) on the settlement of the derivatives	—	(199)
Proceeds from settlement of derivatives	—	1,398
Unrealized loss (gain) on derivative instruments	91	(17)
Non-cash revenue: tax paid directly by charterer	(205)	(202)
Non-cash income tax expense: tax paid directly by charterer	205	202
Deferred tax expense and provision for tax uncertainty	(106)	1,062
Other adjustments	102	105
Changes in working capital:
Trade receivables	(4,447)	(4,182)
Prepaid expenses and other receivables	(575)	(1,802)
Trade payables	100	82
Amounts due to owners and affiliates	(529)	1,375
Value added and withholding tax liability	(1,007)	1,083
Accrued liabilities and other payables	(2,874)	(219)
Net cash provided by (used in) operating activities	$14,011	$21,875

11

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED
STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Three months ended March 31,
	2020	2019
INVESTING ACTIVITIES
Net cash provided by (used in) investing activities	$—	$—
FINANCING ACTIVITIES
Proceeds from long-term debt	—	320,000
Repayment of long-term debt	(11,164)	(308,921)
Payment of debt issuance costs	—	(5,797)
Net proceeds from issuance of 8.75% Series A Preferred Units	2,125	—
Cash distributions to limited partners and preferred unitholders	(18,714)	(18,359)
Net cash provided by (used in) financing activities	(27,753)	(13,077)

Increase (decrease) in cash, cash equivalents and restricted cash	(13,742)	8,798
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(103)	21
Cash, cash equivalents and restricted cash, beginning of period	59,819	45,454
Cash, cash equivalents and restricted cash, end of period	$45,974	$54,273

12

HÖEGH LNG PARTNERS LP

UNAUDITED SEGMENT INFORMATION FOR THE QUARTER ENDED MARCH 31, 2020 AND 2019

(in thousands of U.S. dollars)

Segment information

There are two operating segments. The segment profit measure is Segment EBITDA, which is defined as earnings before interest, taxes, depreciation, amortization and impairment, and other financial items (gain (loss) on debt extinguishment, gain (loss) on derivative instruments and other items, net). Segment EBITDA is reconciled to operating income and net income in the segment presentation below. The two segments are “Majority held FSRUs” and “Joint venture FSRUs.” In addition, unallocated corporate costs, interest income from advances to joint ventures and interest expense related to the outstanding balances on the $85 million revolving credit facility and the $385 million facility are included in “Other.”

For the three months ended March 31, 2020 and 2019, Majority held FSRUs includes the financing lease related to the PGN FSRU Lampung and the operating leases related to the Höegh Gallant and the Höegh Grace.

For the three months ended March 31, 2020 and 2019, Joint venture FSRUs include two 50% owned FSRUs, the Neptune and the Cape Ann, that operate under long term time charters with one charterer.

The accounting policies applied to the segments are the same as those applied in the financial statements, except that i) Joint venture FSRUs is presented under the proportional consolidation method for the segment note to the Partnership’s financial statements and in the tables below, and under equity accounting for the consolidated financial statements and ii) internal interest income and interest expense between the Partnership's subsidiaries that eliminate in consolidation are not included in the segment columns for the other financial income (expense), net line. Under the proportional consolidation method, 50% of the Joint venture FSRUs’ revenues, expenses and assets are reflected in the segment note. Management monitors the results of operations of joint ventures under the proportional consolidation method and not the equity method of accounting.

13

HÖEGH LNG PARTNERS LP

UNAUDITED SEGMENT INFORMATION FOR THE QUARTER ENDED MARCH 31, 2020

(in thousands of U.S. dollars)

	Three months ended March 31, 2020
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment			Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	Eliminations		reporting
Time charter revenues	$36,686	10,527	—	47,213	(10,527)	(1)	$36,686
Total revenues	36,686	10,527	—	47,213			36,686
Operating expenses	(6,230)	(3,152)	(1,705)	(11,087)	3,152	(1)	(7,935)
Equity in earnings (losses) of joint ventures	—	—	—	—	(10,047)	(1)	(10,047)
Segment EBITDA	30,456	7,375	(1,705)	36,126
Depreciation and amortization	(5,282)	(2,495)	—	(7,777)	2,495	(1)	(5,282)
Operating income (loss)	25,174	4,880	(1,705)	28,349			13,422
Gain (loss) on derivative instruments	—	(11,784)	—	(11,784)	11,784	(1)	—
Other financial income (expense), net	(2,544)	(3,031)	(4,442)	(10,017)	3,031	(1)	(6,986)
Income (loss) before tax	22,630	(9,935)	(6,147)	6,548			6,436
Income tax benefit (expense)	(962)	(112)	—	(1,074)	112		(962)
Net income (loss)	$21,668	(10,047)	(6,147)	5,474	—		$5,474
Preferred unitholders’ interest in net income	—	—	—	—	3,668	(2)	3,668
Limited partners' interest in net income (loss)	$21,668	(10,047)	(6,147)	5,474	(3,668)	(2)	$1,806

(1)	Eliminations reverse each of the income statement line items of the proportional amounts for Joint venture FSRUs and record the Partnership's share of the Joint venture FSRUs net income (loss) to Equity in earnings (loss) of joint ventures.

(2)	Allocates the preferred unitholders’ interest in net income to the preferred unitholders.

14

HÖEGH LNG PARTNERS LP

UNAUDITED SEGMENT INFORMATION FOR THE QUARTER ENDED MARCH 31, 2019

(in thousands of U.S. dollars)

	Three months ended March 31, 2019
			Joint venture
	Majority		FSRUs		Total
	held		(proportional		Segment			Consolidated
(in thousands of U.S. dollars)	FSRUs		consolidation)	Other	reporting	Eliminations		reporting
Time charter revenues	$36,075		10,330	—	46,405	(10,330)	(1)	$36,075
Other revenue	64	(3)	—	—	64		(1)	64
Total revenues	36,139		10,330	—	46,469			36,139
Operating expenses	(6,698)		(1,880)	(1,771)	(10,349)	1,880	(1)	(8,469)
Equity in earnings (losses) of joint ventures	—		—	—	—	351	(1)	351
Segment EBITDA	29,441		8,450	(1,771)	36,120
Depreciation and amortization	(5,323)		(2,553)	—	(7,876)	2,553	(1)	(5,323)
Operating income (loss)	24,118		5,897	(1,771)	28,244			22,698
Gain (loss) on debt extinguishment	1,030		—	—	1,030		(1)	1,030
Gain (loss) on derivative instruments	—		(2,541)	—	(2,541)	2,541	(1)	—
Other financial income (expense), net	(4,239)		(3,005)	(3,445)	(10,689)	3,005	(1)	(7,684)
Income (loss) before tax	20,909		351	(5,216)	16,044	—		16,044
Income tax benefit (expense)	(1,910)		—	—	(1,910)	—		(1,910)
Net income (loss)	$18,999		351	(5,216)	14,134	—		$14,134
Preferred unitholders’ interest in net income	—		—	—	—	3,364	(2)	3,364
Limited partners' interest in net income (loss)	$18,999		351	(5,216)	14,134	(3,364)	(2)	$10,770

(1)	Eliminations reverse each of the income statement line items of the proportional amounts for Joint venture FSRUs and record the Partnership's share of the Joint venture FSRUs net income (loss) to Equity in earnings (loss) of joint ventures.

(2)	Allocates the preferred unitholders’ interest in net income to the preferred unitholders.

(3)	Other revenue consists of insurance proceeds received for claims related to repairs under the Mooring warranty. The Partnership was indemnified by Höegh LNG for the cost of the repairs related to the Mooring, subject to repayment to the extent recovered from insurance proceeds. The amount was refunded to Höegh LNG during the second quarter of 2019.

15

HÖEGH LNG PARTNERS LP

UNAUDITED SCHEDULE OF FINANCIAL INCOME AND EXPENSE

(in thousands of U.S. dollars)

The following table includes the financial income (expense), net for the three months ended March 31, 2020 and 2019.

	Three months ended
	March 31,
(in thousands of U.S. dollars)	2020	2019
Interest income	$172	$199
Interest expense:
Interest expense	(5,884)	(6,248)
Commitment fees	(34)	(112)
Amortization of debt issuance cost and fair value of debt assumed	(593)	(476)
Total interest expense	(6,511)	(6,836)
Gain (loss) on debt extinguishment	—	1,030
Gain (loss) on derivative instruments	—	—
Other items, net:
Unrealized foreign exchange gain (loss)	27	(20)
Realized foreign exchange gain (loss)	21	1
Bank charges, fees and other	(84)	(53)
Withholding tax on interest expense and other	(611)	(975)
Total other items, net	(647)	(1,047)
Total financial income (expense), net	$(6,986)	$(6,654)

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Appendix A: Segment EBITDA

Non-GAAP Financial Measure

Segment EBITDA. EBITDA is defined as earnings before interest, depreciation and amortization and taxes. Segment EBITDA is defined as earnings before interest, taxes depreciation, amortization, impairment and other financial items. Other financial items consist of gain (loss) on debt extinguishment, gain (loss) on derivative instruments and other items, net (including foreign exchange gains and losses and withholding tax on interest expenses). Segment EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as the Partnership's lenders, to assess its financial and operating performance. The Partnership believes that Segment EBITDA assists its management and investors by increasing the comparability of its performance from period to period and against the performance of other companies in the industry that provide Segment EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, depreciation and amortization, taxes, and other financial items, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Partnership believes that including Segment EBITDA as a financial and operating measure benefits investor in (a) selecting between investing in it and other investment alternatives and (b) monitoring its ongoing financial and operational strength in assessing whether to continue to hold common units or preferred units. Segment EBITDA is a non-GAAP financial measure and should not be considered an alternative to net income, operating income or any other measure of financial performance presented in accordance with U.S. GAAP. Segment EBITDA excludes some, but not all, items that affect net income, and these measures may vary among other companies. Therefore, Segment EBITDA as presented below may not be comparable to similarly titled measures of other companies. The following tables reconcile Segment EBITDA for each of the segments and the Partnership as a whole to net income (loss), the comparable U.S. GAAP financial measure, for the periods presented:

	Three months ended March 31, 2020
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment	Elimin-		Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	ations(1)		reporting
Reconciliation to net income (loss)
Net income (loss)	$21,668	(10,047)	(6,147)	5,474			$ 5,474	(3)
Interest income	(60)	(51)	(112)	(223)	51	(4)	(172)
Interest expense	1,997	3,079	4,514	9,590	(3,079)	(4)	6,511
Depreciation and amortization	5,282	2,495	—	7,777	(2,495)	(5)	5,282
Other financial items (2)	607	11,787	40	12,434	(11,787)	(6)	647
Income tax (benefit) expense	962	112	—	1,074	(112)	(7)	962
Equity in earnings of JVs: Interest (income) expense, net	—	—	—	—	3,028	(4)	3,028
Equity in earnings of JVs: Depreciation and amortization	—	—	—	—	2,495	(5)	2,495
Equity in earnings of JVs: Other financial items	—	—	—	—	11,787	(6)	11,787
Equity in earnings of JVs: Income tax (benefit) expense	—	—	—	—	112	(7)	112
Segment EBITDA	$30,456	7,375	(1,705)	36,126			$36,126

(1)	Eliminations reverse each of the income statement reconciling line items of the proportional amounts for Joint venture FSRUs and record the Partnership's share of the Joint venture FSRUs net income (loss) to Equity in earnings (loss) of joint ventures.

(2)	Other financial items consist of gains and losses on derivative instruments and other items, net including foreign exchange gains or losses and withholding tax on interest expense.

(3)	There is no adjustment between net income for Total Segment reporting and the Consolidated reporting because the net income under the proportional consolidation and equity method of accounting is the same.

(4)	Interest income and interest expense for the Joint venture FSRUs is eliminated from the Total Segment reporting to agree to the interest income and interest expense in the Consolidated reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Interest (income) expense for the Consolidated reporting.

(5)	Depreciation and amortization for the Joint venture FSRUs is eliminated from the Total Segment reporting to agree to the depreciation and amortization in the Consolidated reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Depreciation and amortization for the Consolidated reporting.

(6)	Other financial items for the Joint venture FSRUs is eliminated from the Segment reporting to agree to the Other financial items in the Consolidated reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Other financial items for the Consolidated reporting.

(7)	Income tax (benefit) expense for the Joint venture FSRUs is eliminated from the Segment reporting to agree to the Income tax (benefit) expense in the Consolidated reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Income tax (benefit) expense for the Consolidated reporting.

17

	Three months ended March 31, 2019
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment	Elimin-		Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	ations(1)		reporting
Reconciliation to net income (loss)
Net income (loss)	$18,999	351	(5,216)	14,134			$ 14,134 (3)
Interest income	(71)	(128)	(128)	(327)	128	(4)	(199)
Interest expense	3,295	3,140	3,541	9,976	(3,140)	(4)	6,836
Gain (loss) on debt extinguishment	(1,030)	—	—	(1,030)	—		(1,030)
Depreciation and amortization	5,323	2,553	—	7,876	(2,553)	(5)	5,323
Other financial items (2)	1,015	2,534	32	3,581	(2,534)	(6)	1,047
Income tax (benefit) expense	1,910	—	—	1,910			1,910
Equity in earnings of JVs: Interest (income) expense, net	—	—	—	—	3,012	(4)	3,012
Equity in earnings of JVs: Depreciation and amortization	—	—	—	—	2,553	(5)	2,553
Equity in earnings of JVs: Other financial items (2)	—	—	—	—	2,534	(6)	2,534
Segment EBITDA	$29,441	8,450	(1,771)	36,120			$36,120

(1)	Eliminations reverse each of the income statement reconciling line items of the proportional amounts for Joint venture FSRUs and record the Partnership's share of the Joint venture FSRUs net income (loss) to Equity in earnings (loss) of joint ventures.

(2)	Other financial items consist of gains and losses on derivative instruments and other items, net including foreign exchange gains or losses and withholding tax on interest expense.

(3)	There is no adjustment between net income for Total Segment reporting and the Consolidated reporting because the net income under the proportional consolidation and equity method of accounting is the same.

(4)	Interest income and interest expense for the Joint venture FSRUs is eliminated from the Total Segment reporting to agree to the interest income and interest expense in the Consolidated reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Interest (income) expense for the Consolidated reporting.

(5)	Depreciation and amortization for the Joint venture FSRUs is eliminated from the Total Segment reporting to agree to the depreciation and amortization in the Consolidated reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Depreciation and amortization for the Consolidated reporting.

(6)	Other financial items for the Joint venture FSRUs is eliminated from the Segment reporting to agree to the Other financial items in the Consolidated reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Other financial items for the Consolidated reporting.

18

Appendix B: Distributable Cash Flow

Distributable cash flow represents Segment EBITDA adjusted for cash collections on principal payments on the direct financing lease, amortization in revenues for above market contracts less non-cash revenue: tax paid directly by charterer, amortization of deferred revenues for the joint ventures, interest income, interest expense less amortization of debt issuance cost, amortization and gain on cash flow hedges included in interest expense and proceeds from settlement of derivatives, other items (net), unrealized foreign exchange losses (gains), current income tax benefit (expense), net of uncertain tax position less non-cash income tax: tax paid directly by charterer, and other adjustments such as indemnification paid or to be paid by Höegh LNG for legal expenses related to the boil-off claim, non-budgeted expenses or losses, or prior period indemnifications refunded to, or to be refunded to, Höegh LNG for amounts recovered from insurance or the charterer, distributions on the Series A preferred units and estimated maintenance and replacement capital expenditures. Cash collections on the direct financing lease investment with respect to the PGN FSRU Lampung consist of the difference between the payments under time charter and the revenues recognized as a financing lease (representing the payment of the principal recorded as a receivable). Amortization in revenues for above market contracts consist of the non-cash amortization of the intangible for the above market time charter contract related to the acquisitions of the Höegh Gallant and Höegh Grace. Amortization of deferred revenues for the joint ventures accounted for under the equity method consist of non-cash amortization to revenues of charterer payments for modifications and drydocking to the vessels. Non-cash revenue: tax paid directly by charterer and non-cash income tax: tax paid directly by charterer consists of certain taxes paid by the charterer directly to the Colombian tax authorities on behalf of the Partnership’s subsidiaries which is recorded as a component of time charter revenues and current income tax expenses. Estimated maintenance and replacement capital expenditures, including estimated expenditures for drydocking, represent capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, the Partnership's capital assets.

Distributable cash flow is presented starting with Segment EBITDA taken from the total segment reporting using the proportional consolidation method for the Partnership's 50% interests in the joint ventures as shown in Appendix A. Therefore, the adjustments to Segment EBITDA include the Partnership's share of the joint venture's adjustments. The Partnership believes distributable cash flow is an important liquidity measure used by management and investors in publicly traded partnerships to compare cash generating performance of the Partnership’ cash generating assets from period to period by adjusting for cash and non-cash items that could potentially have a disparate effect between periods, and to compare the cash generating performance for specific periods to the cash distributions (if any) that are expected to be paid to limited partners. The Partnership also believes distributable cash flow benefits investors in comparing its cash generating performance to other companies that account for time charters as operating leases rather than financial leases, or that do not have non-cash amortization of intangibles or deferred revenue. Distributable cash flow is a non-GAAP liquidity measure and should not be considered as an alternative to net cash provided by operating activities, or any other measure of the Partnership's liquidity or cash flows calculated in accordance with GAAP. Distributable cash flow excludes some, but not all, items that affect net cash provided by operating activities and the measures may vary among companies. For example, distributable cash flow does not reflect changes in working capital balances. Distributable cash flow also includes some items that do not affect net cash provided by operating activities. Therefore, distributable cash flow may not be comparable to similarly titled measures of other companies. Distributable cash flow is not the same measure as available cash or operating surplus, both of which are defined by the Partnership's partnership agreement. The first table below reconciles distributable cash flow to Segment EBITDA, which is reconciled to net income, the most directly comparable GAAP measure for Segment EBITDA, in Appendix A. Refer to Appendix A for the definition of Segment EBITDA. The second table below reconciles distributable cash flow to net cash provided by operating activities, the most directly comparable GAAP measure for liquidity.

19

(in thousands of U.S. dollars)	Three months ended March 31, 2020
Segment EBITDA	$36,126
Cash collection/Principal payment on financing lease	1,101
Amortization in revenues for above market contracts	905
Non-cash revenue: Tax paid directly by charterer	(205)
Equity in earnings of JVs: Amortization of deferred revenue	(669)
Interest income (1)	223
Interest expense (1)	(9,590)
Amortization of debt issuance cost (1)	633
Amortization and gain on cash flow hedges included in interest expense	91
Other items, net	(651)
Unrealized foreign exchange losses (gains)	(27)
Current income tax benefit (expense), net of uncertain tax position	(1,068)
Non-cash income tax: Tax paid directly by charterer	205
Other adjustments:
Distributions relating to Series A preferred units (2)	(3,668)
Estimated maintenance and replacement capital expenditures	(5,350)
Distributable cash flow	$18,056

(1)	The Partnership's interest in the joint ventures' interest income, interest expense and amortization of debt issuance cost, net is $51, $3,079 and $40, respectively.

(2)	Represents distributions payable on Series A preferred units related to the period from January 1, 2020 to March 31, 2020.

20

Reconciliation of distributable cash flows to net cash provided by (used in) operating activities

(in thousands of U.S. dollars)	Three months ended March 31, 2020
Distributable cash flow	$18,056
Estimated maintenance and replacement capital expenditures	5,350
Distributions relating to Series A preferred units (2)	3,668
Equity in earnings of JVs: Amortization of deferred revenue	669
Equity in earnings of JVs: Amortization of debt issuance cost	(40)
Equity in earnings of JVs: Depreciation and amortization	(2,495)
Equity in earnings of JVs: Gain (loss) on derivative instruments	(11,784)
Equity in earnings of JVs: Income tax benefit (expense)	(112)
Equity in losses (earnings) of joint ventures	10,047
Changes in accrued interest expense and interest income	(118)
Other adjustments	102
Changes in working capital	(9,332)
Net cash provided by (used in) operating activities	$14,011

21

Media contact:
Steffen Føreid
Chief Executive Officer and Chief Financial Officer
+47 975 57 406
www.hoeghlngpartners.com

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